UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LQR House Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

50215C109

(CUSIP Number)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50215C109	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON 1173727 BC LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,210,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 4,210,000
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,210,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 50215C109	13G	Page 3 of 5 Pages

1.	NAME OF REPORTING PERSON Connor Yuen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,210,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 4,210,000
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,210,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 50215C109	13G	Page 4 of 5 Pages

Item 1(a).	Name of Issuer:

LQR House Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6800 Indian Creek Dr., Suite 1E, Miami Beach, FL 33141

Item 2(a).	Name of Person Filing:

1. 1173727 BC LTD. 2. Conner Yuen Mr. Yuen has voting and investment control over the securities held by 1173727 BC LTD.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1. 10511 Palmberg Road, Richmond, BC, Canada V6W 1C5 2. 10511 Palmberg Road, Richmond, BC, Canada V6W 1C5

Item 2(c).	Citizenship:

1. Canada 2. Canada

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

50215C109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing. Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See row 9 of the cover page.

(b) Percent of class: See row 11 of the cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: See row 5 of the cover page.

(ii) Shared power to vote or direct the vote: See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page.

CUSIP No. 50215C109	13G	Page 5 of 5 Pages

Percent of class is based on (i) the number of shares held by the reporting person as of October 16, 2023 and (ii) the number of shares of common stock outstanding as of October 16, 2023 (44,777,109 shares) as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on October 16, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each reporting person certifies that, to the best of its knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2023	1173727 BC LTD.

	By:	/s/ Connor Yuen
	Name:	Connor Yuen
	Title:	Chief Executive Officer

/s/ Connor Yuen
	Name:	Connor Yuen